FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 5, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 5, 2008 and incorporated by reference herein is the Registrant’s immediate report dated August 5, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: August 5, 2008

BLUEPHOENIX SOLUTIONS ISSUES CORRECTION TO Q2 2008
EARNINGS RELEASE WITH RESPECT TO NON-GAAP EPS

HERZLIYA, ISRAEL – August 5, 2008 – BluePhoenix Solutions, the leader in value-driven legacy modernization, today announced that the non-GAAP EPS for the second quarter 2008 should have been stated to be $0.13 rather than $0.14 as was reported in the earnings press release issued yesterday.

As stated by the Company CEO in the conference call held yesterday, the non-GAAP EPS should have been calculated based on the Company’s share count on a fully diluted basis, and not based on the outstanding share count.

The non-GAAP EPS for the second quarter of 2008 was calculated based on the outstanding share count of 20,951 (in ‘000s) shares. Accordingly, based on the revised share count of 21,877 (in ‘000s) shares, Q2 2008 non-GAAP EPS has been revised to $0.13 as compared to $0.16 per diluted share in the year-ago period.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv @bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com